FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


The following is a translation of a news release issued yesterday by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.


               THE SAUDI BRITISH BANK DISTRIBUTES SAR526 MILLION
                 AS INTERIM DIVIDEND FOR THE FIRST HALF OF 2005

The Chairman of The Saudi British Bank (SABB), Sheikh Abdullah Bin Mohammed Al-Hugail, has announced that the bank's Board of Directors has approved the distribution of a net interim dividend of SAR10 per share (after deduction of Zakat). This will result in a total gross interim dividend payment of SAR526 million before deduction of Zakat, representing an increase of 11.8 per cent over the same period last year.

Dividends will be credited on Saturday, 16 July 2005 to the accounts of shareholders on the bank's share registry on Thursday, 7 July 2005, who maintain accounts with SABB and whose details are available at the share registry.

Shareholders maintaining accounts with other local banks, and who have provided details to the share registry, will have dividends transferred to those accounts. As per Saudi Arabian Monetary Agency (SAMA) instructions, shareholders who have not provided the share registry with updated details and ID numbers should contact the share registry or their nearest SABB branch with appropriate identification to update their details before Wednesday, 6 July 2005.

Al-Hugail commented that the Board's decision to approve the dividend distribution was confirmation of the bank's aim to consistently reward its shareholders.

Note to editors:

The HSBC Group
The Saudi British Bank is a 40 per cent, indirectly-held associate of HSBC Holdings plc, and a member of the HSBC Group. Serving over 110 million customers worldwide, the HSBC Group has over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  14 June 2005